Exhibit 3.1

AMENDMENT NO. 1

TO FOURTH AMENDED AND RESTATED

BYLAWS OF FOSSIL GROUP, INC.

Adopted and Effective March 18, 2014

The following Section 3.1 amends and restates Section 3.1 of the Fourth Amended and Restated Bylaws of Fossil Group, Inc. in its entirety:

Section 3.1. Number and Election of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed and determined from time to time by resolution adopted by the Board of Directors, provided, however, no decrease in the number shall have the effect of shortening the term of any incumbent director.

Except as provided in Section 3.2 of this Article III, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if as of a date that is fourteen (14) days in advance of the date the corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this section, a “majority of the votes cast” means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. Votes cast shall exclude abstentions with respect to that director’s election.

Each director so elected shall hold office until the next annual meeting and until his successor is duly elected and qualified or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders, citizens of the United States or residents of Delaware.

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